# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Karman Holdings Inc., CIK 0002040127
CUSIP: 485924104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5351 Argosy Avenue, Huntington Beach, California (CA), 92649
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002055575

## Reporting persons
- KHIS Custodian LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,942,428; sole dispositive power 0; shared dispositive power 3,942,428; aggregate amount beneficially owned 3,942,428 (3% of the class)
  Comment: Rows 6, 8 and 9: On July 25, 2025, TCFIII Spaceco SPV LP ("Spaceco") sold in a registered underwritten offering or distributed in-kind to Trive Capital Fund III LP ("Trive Fund III") and Trive Capital Fund III-A ("Trive Fund III-A") all common shares (the "Common Shares") of Karman Holdings Inc. (the "Issuer") held by that entity. Trive Fund III and Trive Fund III-A each then effected a distribution in-kind of such Common Shares to its partners (each a "Trive LP"). Following that sale and distribution in-kind, none of Spaceco, Trive Fund III and Trive Fund III-A has any pecuniary interest in any Common Shares. Certain Trive LPs requested that Spaceco continue to manage Common Shares of the Issuer following the distributions in-kind. Additionally, certain Trive LPs did not establish their own accounts and/or transfer the distributed Common Shares to those accounts prior to September 30, 2025. As a result, KHIS Custodian LP (formerly known as Spaceco) ("KHIS Custodian") may be deemed to continue to have voting and dispositive power over such Common Shares. The reduction in the number of Common Shares held by KHIS Custodian since September 30, 2025 is due to certain of those Trive LPs establishing accounts and effecting the movement of Common Shares distributed as part of the distribution in-kind to those accounts subsequent to September 30, 2025. Trive Fund III and Trive Fund III-A have no interest in or control over KHIS Custodian LP and KHIS Custodian LP does not have any pecuniary interest in any shares of the Issuer.
  
  Row 11: Based on 132,322,435 shares outstanding as of October 30, 2025, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on November 7, 2025.

## Item 1. Issuer
Name of issuer: Karman Holdings Inc.
Address of issuer's principal executive offices: 5351 Argosy Avenue, Huntington Beach CA 92649

## Item 2. Person Filing
Name of person filing: KHIS Custodian LP (the "Reporting Person")
Address of principal business office or, if none, residence: The principal business office address for each of the Reporting Persons is 2021 McKinney Avenue, Suite 1200, Dallas, Texas, 75201
Citizenship: For each of the Reporting Persons: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
3,942,428 shares of Common Stock.

On July 25, 2025, TCFIII Spaceco SPV LP ("Spaceco") sold in a registered underwritten offering or distributed in-kind to Trive Fund III and Trive Fund III-A all common shares (the "Common Shares") of the Issuer held by that entity. Trive Fund III and Trive Fund III-A each then effected a distribution in-kind of such Common Shares to its partners (each a "Trive LP"). Following that sale and distribution in-kind, none of Spaceco, Trive Fund III and Trive Fund III-A has any pecuniary interest in any Common Shares. Certain Trive LPs requested that Spaceco continue to manage Common Shares of the Issuer following the distributions in-kind. Additionally, certain Trive LPs did not establish their own accounts and/or transfer the distributed Common Shares to those accounts prior to September 30, 2025. As a result, KHIS Custodian LP (formerly known as Spaceco) may be deemed to continue to have voting and dispositive power over such Common Shares. The reduction in the number of Common Shares held by KHIS Custodian since September 30, 2025 is due to certain of those Trive LPs establishing accounts and effecting the movement of Common Shares distributed as part of the distribution in-kind to those accounts subsequent to September 30, 2025. Trive Fund III and Trive Fund III-A have no interest in or control over KHIS Custodian LP and KHIS Custodian LP does not have any pecuniary interest in any shares of the Issuer.

KHIS Custodian GP LLC is the general partner of KHIS Custodian LP. Trive Capital Holdings LLC ("Trive Holdings") is the sole managing member of KHIS Custodian GP LLC and has voting control over KHIS Custodian GP LLC. Each of Messrs. Conner Searcy and Christopher Zugaro, as a manager of Trive Holdings, has voting control over Trive Holdings. As a result of the foregoing, each of Mr. Searcy, Mr. Zugaro, Trive Holdings, and KHIS Custodian GP LLC may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities over which KHIS Custodian LP has beneficial ownership. Each of Trive Holdings and Messrs. Searcy and Zugaro disclaims beneficial ownership of any shares of Common Stock beneficially owned by KHIS Custodian LP.
Percent of class: 3.0%. Based on 132,322,435 shares outstanding as of October 30, 2025, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on November 7, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,942,428
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,942,428

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- KHIS Custodian LP: By: KHIS Custodian GP LLC, its general partner and and Trive Capital Holdings LLC, its managing member, By: /s/ Conner Searcy, Conner Searcy, Managing Partner (02/17/2026)